press release

ArcelorMittal India Private Limited submits offer for Essar Steel India Limited

12 February 2018

ArcelorMittal announces that its subsidiary ArcelorMittal India Private Limited (AMIPL) has today submitted an offer for Essar Steel India Limited (‘Essar’), the Indian steel company, in-line with the corporate insolvency resolution process for Essar.

In its offer, AMIPL set out a detailed industrial plan for Essar aimed at improving its performance and profitability and ensuring it can participate in the anticipated growth of steel demand in India.  It also highlights the extensive experience and track record of the group in the successful acquisition and integration of under-performing assets, which AMIPL believes would be of considerable value to Essar. Essar would also have access to the deep bench of technical expertise and knowledge from across the group which is unparalleled in the steel industry.

Commenting, Mr. Lakshmi Mittal, Chairman and CEO, ArcelorMittal, said:

“Essar provides a compelling opportunity for ArcelorMittal to enter the high growth Indian steel market. The offer submitted today by AMIPL includes a detailed investment plan to address operational issues in Essar’s existing asset base.  With our industry expertise and renowned operating prowess, we believe we are uniquely equipped to implement a successful turnaround which would be beneficial to Essar’s stakeholders.”

Aditya Mittal, Group CFO and CEO ArcelorMittal Europe, said:

“This opportunity aligns with the group’s strategy of selectively investing in attractive projects to maximize long-term shareholder value.  India is expected to be the world’s fastest growing economy over the next decade and as the economy grows its steel intensity will also increase.  We believe our technical experience and management know-how, gained from many successful acquisitions and integrations, will ensure success for the various steel and pelletizing operations at Essar.”

Essar Steel is an integrated flat steel producer. Its main production facility is in Gujarat.  It has a nameplate crude steel capacity of 9.6 million tonnes per annum, although the current maximum achievable crude steel production level is 6.1 million tonnes per annum, due to a bottleneck in the steelmaking and casting process.